NEWS RELEASE

Endeavour Acquires Two More Properties In Parral Silver District,
Chihuahua, Mexico;

Second Quarter Financial Results And Conference Call Scheduled For
August 15, 2006

August 10, 2006 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and EJD: FSE) announces the acquisition of options to purchase two additional properties in the Parral silver district, Chihuahua, Mexico, for cash payments totaling US$850,000 over 3 years.

The La Aurora mine properties (40.5 hectares) extend for 1.2 kilometres along the Cabadena vein, a splay off the main Veta Colorada mineralized structure in Parral. La Aurora is a past producing mine that was developed by a 134 m deep, inclined shaft and over 1000 m of drifts and crosscuts on 9 mine levels.

In the 1980’s the CRM (now renamed SGM, the Mexican Geological Survey) carried out systematic mapping and sampling of the mine workings. They reported proven reserves of 8,500 tonnes grading 251 gpt silver (7.3 oz per ton) and 3.25% lead, probable reserves of 21,500 tonnes grading 300 gpt Ag (8.7 oz per ton) and 2.97% Pb and a 1,620 tonne resource in the old mine dumps grading 139 gpt Ag (4.1 oz per ton), 0.76% Pb and 0.32% Zn.

The aforementioned CRM reserve and resource data from La Aurora and the following sampling data for La Aurora and El Cometa are considered historical, have not been verified by Endeavour, are not compliant with N.I. 43-101 and therefore should not be relied upon. However, the data is clearly relevant to Endeavour’s future exploration plans for La Aurora and El Cometa.

Individual underground channel samples at Aurora assayed from 134 gpt silver (3.9 oz per ton) and 1.13% lead to 373 gpt Ag (10.9 oz per ton) and 5.28% Pb over an average 1.2 m vein width. Previous CRM underground sampling in the 1970’s also indicated zinc values ranging from 0.2% to 1.2% in association with the silver-lead mineralization. The CRM concluded that the La Aurora mine had excellent potential for additional reserves below the old mine workings. The adjacent mine properties on the Cabadena vein were developed down to 300 m in depth.

The El Cometa mine properties (19.5 hectares) cover approximately 450 m along the trend of the Veta Colorada mineralized structure at its south end. El Cometa is also a small, past-producing mine that was developed by a 69 m deep shaft and 3 mine levels.

The CRM mapped and sampled the upper mine workings at El Cometa in the 1980’s and delineated mineralization on mine level #1 averaging 95 gpt silver (2.8 oz per ton) over vein widths of 0.3 m to 2.7 m (average 0.9 m). One underground channel sample on mine level #2 returned 8.1 gpt gold and 1460 gpt silver over a 0.3 m width (55.6 oz per ton Ag equivalent, at a 55 silver : 1 gold equivalence ratio based on US$11.64 silver and US$640 gold.)

Two CRM surface channel samples assayed 120 gpt silver (3.5 oz per ton) over 0.9 m and 125 gpt Ag (3.6 oz per ton) over 1.1 m and are likely more representative of the known mineralized zone at El Cometa. Given that the adjacent mine to the north on the same vein was developed down to a depth of 150 m, the CRM concluded that the El Cometa mine had good potential for additional mineralization below the old mine workings.

Bradford Cooke, Chairman and CEO, stated, “The La Aurora and El Cometa properties are valuable additions to our project portfolio in Parral silver district. Although smaller than the large Minas Nuevas properties in Parral acquired by Endeavour last week, these two properties may hold more immediate mining potential. Both properties are located only 5 kilometres from an operating processing facility in Parral, a 500 tonne per day flotation plant that has existing unutilized capacity. Endeavour plans to focus its initial exploration at La Aurora and El Cometa mines on the potential to develop near-term, higher grade reserves, resources and production.”

Endeavour properties in Parral now cover more than 10 km along the length of the prospective Veta Colorada vein system. Additional properties are currently being evaluated for acquisition in both the Parral and Guanacevi silver districts.

Bradford Cooke, M.Sc., P.Geo., is the Qualified Person who reviewed this news release.

Endeavour Silver Corp. plans to release its second quarter financial results on the morning of Tuesday, August 15, 2006. A conference call to discuss the Q2 results will be held at 11 AM Pacific Time (2 PM Eastern Time) the same day. To participate in the conference call, please dial the following:

  1-877-888-4210 Canada & USA (Toll-Free)
  416-695-5259 Toronto area callers
  No pass code necessary

A replay of the conference call will be available until August 29, 2006 by dialing 1-888-509-0081 in Canada & USA (Toll-free) or 416-695-5275 in the Toronto area. The required pass code is 629231.

Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and FSE: EJD) is a silver mining company focused on the aggressive growth of its silver production, reserves and resources in Mexico. The expansion program now underway at the high grade Guanacevi Mines Project in the state of Durango should propel Endeavour into the ranks of the top five primary silver producers.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

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Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
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